Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 10 DATED DECEMBER 12, 2016

TO THE PROSPECTUS DATED APRIL 28, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 28, 2016, as supplemented by Prospectus Supplement No. 1, dated May 11, 2016, Prospectus Supplement No. 2, dated June 9, 2016, Prospectus Supplement No. 3, dated July 7, 2016, Prospectus Supplement No. 4, dated August 17, 2016, Prospectus Supplement No. 5, dated September 14, 2016, Prospectus Supplement No. 6, dated September 22, 2016, Prospectus Supplement No. 7 dated October 13, 2016, Prospectus Supplement No. 8 dated October 20, 2016, and Prospectus Supplement No. 9 dated November 16, 2016, (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared;

C.	To update the section of the Prospectus titled “Prospectus Summary”

D.	To update the section of the Prospectus titled “Business”

E.	To update the section of the Prospectus titled “Management of the Company”

A.	Status of Our Public Offering

As of December 12, 2016 we had raised gross proceeds of approximately $286.5 million from the sale of approximately 29.8 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On November 10, 2016, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from November 1 through November 30, 2016. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197268 per unit per day (less the distribution fee with respect to Class C units). On December 1, 2016, $873,865 of these distributions were paid in cash and on November 30, 2016, $743,078 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Prospectus Summary”

1.	The following information updates and supplements the “Prospectus Summary—TriLinc Global Impact Fund” section of the Prospectus as of November 30, 2016.

TriLinc Global Impact Fund, LLC is a Delaware limited liability company that makes impact investments in Small and Medium Enterprises, or SMEs, which we define as those businesses having less than 500 employees, primarily in developing economies that provide the opportunity to achieve both competitive financial returns and positive measurable impact. To a lesser extent, we may also make impact investments in companies that may not meet our technical definition of SMEs due to a larger number of employees but that also provide the opportunity to achieve both competitive financial returns and positive measurable impact. We generally expect that such investments will have similar investment characteristics as SMEs as defined by us. We have used and intend to continue to use the proceeds of this offering to invest in SMEs and similar impact investments through local market sub-advisors in a diversified portfolio of financial assets, including trade finance, direct loans, convertible debt instruments, structured credit and preferred and common equity investments. The majority of our assets consist of collateralized private debt instruments, which we believe offer opportunities for competitive risk-adjusted returns through income generation. We are externally managed and advised by TriLinc Advisors.

2.	Update to the Section Titled “Business”

1.	The following information updates and supplements the first paragraph of the “Business—Overview” section of the Prospectus as of November 30, 2016.

The Company is a Delaware limited liability company formed on April 30, 2012, that makes impact investments in SMEs primarily in developing economies that provide the opportunity to achieve both competitive financial returns and positive measurable impact. To a lesser extent, we may also make impact investments in companies that may not meet our technical definition of SMEs due to a larger number of employees but that also provide the opportunity to achieve both competitive financial returns and positive measurable impact. We generally expect that such investments will have similar investment characteristics as SMEs as defined by us. We use the proceeds of this offering to invest in SMEs and similar impact investments through local market sub-advisors in a diversified portfolio of financial assets, including direct loans, convertible debt instruments, trade finance, structured credit and preferred and common equity investments. We anticipate that a substantial portion of our assets will consist of collateralized private debt instruments, which we believe offer opportunities for competitive risk-adjusted returns through income generation. We are externally managed and advised by TriLinc Advisors.

2.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of November 30, 2016:

Investments

Since the Company commenced operations and through November 30, 2016, the Company has funded $471.1 million in aggregate investments, including $28 million in temporary investments. Of the aggregate investment amount, the Company has received $245.2 million in full aggregate transaction repayments from existing and exited trade finance, term loan, and temporary investment facilities. Of the aggregate transaction repayment amount, approximately $112.6 million represents transactions of trade finance, term loan, and temporary investment facilities that are closed and no longer part of the Company’s portfolio.

As of November 30, 2016 the Company had the following investments:

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]
Agriculture Distributor	Farm-Product Raw Materials	Argentina	Trade Finance	7/16/2017	9.00%	$15,000,000	$10,000,000
Agricultural Products Exporter II	Farm-Product Raw Materials	Singapore	Trade Finance	7/02/2017	11.50%	$10,000,000	$10,000,000
Beef Exporter	Meat Products	Argentina	Trade Finance	6/30/2017	11.50%	$9,000,000	$9,000,000
Chia Seed Exporter	Field Crops, Except Cash Grains	Chile	Trade Finance	12/11/2016- 3/11/2017	10.90%	$2,500,000	$2,234,915
Clean Diesel Distributor	Bulk Fuel Stations and Terminals	Peru	Term Loan	8/1/2019	11.50%	$15,000,000	$15,000,000
Consumer Goods Distributor[5]	Groceries and Related Products	Namibia	Trade Finance	10/29/2017	12.00%	$2,000,000	$500,000
Dairy Co-Operative	Dairy Products	Argentina	Trade Finance	7/29/2017	10.67%	$6,000,000	$6,000,000
Diaper Manufacturer	Converted Paper and Paperboard Products	Peru	Term Loan	12/22/2016- 7/5/2017	12.61%	$4,500,000	$3,950,000
Electronics Assembler[6]	Communications Equipment	South Africa	Trade Finance	9/23/2017- 11/20/2017	12.85%	$11,000,000	$6,468,041
Farm Supplies Distributor[7]	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	10/25/2015- 5/3/2016	12.43%	$10,000,000	$5,078,526

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]
Fish Processor & Exporter[8]	Commercial Fishing	Ecuador	Trade Finance	6/19/2017	9.00%	$2,000,000	$1,202,465
FMCG Manufacturer[9]	Soap, Detergents, and Cleaning Preparations	Zambia	Term Loan	11/16/2019	11.00%	$6,500,000	$2,000,000
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015[10]	12.00%	$1,250,000	$646,844
Hospitality Service Provider	Hotels and Motels	Cabo Verde	Term Loan	8/21/2021	13.50%	$17,000,000	$17,000,000
Integrated Steel Producer	Steel Works, Blast Furnaces, and Rolling and Finishing Mills	Zambia	Trade Finance	8/14/2017- 9/2/2017	13.00%	$6,000,000	$6,000,000
Infrastructure and Logistics Provider[11]	Highway and Street Construction, Except Elevated Highways	Indonesia	Term Loan	11/22/2019	18.00%	$15,000,000	$15,000,000
International Development Logistics Provider[12]	Lumber and Other Construction Materials	Italy	Trade Finance	N/A	N/A	$0	$0
IT Service Provider	Computer Programming and Data Processing	Brazil	Term Loan	10/31/2019	13.50%	$14,000,000	$10,524,788
Machinery and Equipment Provider	Machinery, Equipment, and Supplies	United Kingdom	Trade Finance	1/29/2017	12.00%	$1,500,000	$667,613
Marine Logistics Provider[13]	Services Incidental to Water Transportation	Nigeria	Term Loan	9/16/2020	15.18%[14]	$16,050,000	$13,184,756
Meat Processor II	Meat Products	South Africa	Trade Finance	5/19/2017	14.50%	$2,800,000	$675,717
Metals Trader[15]	Metals and Minerals, Except Petroleum	United Kingdom	Trade Finance	2/25/2017- 12/31/2017	9.82%	$8,000,000	$5,863,828
Mine Remediation Company	Metal Mining Services	South Africa	Trade Finance	6/15/2016- 8/15/2016	17.50%	$2,500,000	$2,234,145
Oilseed Distributor	Fats and Oils	Argentina	Trade Finance	10/15/2016- 12/15/2016	8.75%	$6,000,000	$6,000,000
Plastic Products Manufacturer	Miscellaneous Plastics Products	Kenya	Trade Finance	10/9/2017	11.50%	$1,500,000	$161,018
Power Producer	Electric Services	Ghana	Trade Finance	3/10/2017- 10/9/2017	11.50%	$20,000,000	$19,500,000
Railway Equipment Provider	Rental of Railroad Cars	South Africa	Term Loan	1/31/2020	12.00%	$5,000,000	$4,412,222
Scrap Metal Recycler[16]	Secondary Nonferrous Metals	Morocco	Trade Finance	7/17/2017	11.00%	$8,500,000	$6,649,944
Sesame Seed Exporter[17]	Farm-Product Raw Materials	Guatemala	Trade Finance	3/31/2016	12.00%	$2,000,000	$907,565
Shrimp Exporter[18]	Fresh or Frozen Packaged Fish	Ecuador	Trade Finance	6/6/2017- 7/24/2017	9.25%	$5,000,000	$5,156,406
Sugar Producer[19]	Field Crops, Except Cash Grains	Brazil	Term Loan	12/15/2016- 5/15/2017	12.43%	$3,000,000	$2,683,223
Tin Producer	Primary Nonferrous Metals	Indonesia	Term Loan	6/30/2020	12.00%	$3,000,000	$3,000,000
Vanilla Exporter[20]	Groceries and Related Products	Mauritius	Trade Finance	7/31/2017- 11/23/2017	11.03%	$12,000,000	$11,195,862
Investment Portfolio Total						$243,600,000	$202,897,878

[1]	The Company’s trade finance borrowers may be granted flexibility with respect to repayment relative to the stated maturity date to accommodate specific contracts and/or business cycle characteristics. This flexibility in each case is agreed upon between the Company and the sub-advisor and between the sub-advisor and the borrower. The Company has adjusted the disclosure in the above table to reconcile the maturity dates for its investments. Previously, the Company has presented targeted rather than maximum maturity dates for certain of its investments where such dates were different. Positions with multiple transactions may have different maximum maturity dates, which are reflected in the maturity date ranges.
[2]	Interest rates are as of November 30, 2016 and, where applicable, are weighted averages amongst multiple transactions. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as November 30, 2016. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.

[5]	On November 2, 2016, the Company funded $500,000 as part of an existing $2,000,000 purchase and repurchase trade finance facility at a fixed rate of 12.00% to a Namibian consumer goods importer and distributor. The transaction, set to mature on October 29, 2017, is secured by rice, sugar, and other FMCG inventory.
[6]	Between November 15, 2016 and November 25, 2016, the Company funded $4,729,799 as part of an existing $11,000,000 senior secured trade finance facility to a South African electronics assembler. With an interest rate of 13.00%, all transactions are set to mature between November 2, 2017 and November 20, 2017 and are secured by stock that is delivered to the company’s warehouse.
[7]	The Company’s trade finance facility with the Farm Supplies Distributor serves to finance the shipment of farm supplies to a parastatal organization of the Government of Zambia and is secured by receivables. The Company has not received any payments on this investment since January 29, 2016. The delay in repayment is due to slow payment of the receivables by the Government of Zambia. The Company has determined that there is sufficient collateral, including an insurance policy should the Farm Supplies Distributor not pay, to cover the entire balance due from borrower. On December 1, 2016, the sub-advisor has called an event of default on the investment and the Company initiated a draw against the insurance policy.
[8]	Between November 10, 2016 and November 17, 2016, the Company funded $593,435 to an Ecuadorian fish processing and exporting company as part of an existing $2,000,000 revolving senior secured trade finance facility at a fixed interest rate of 9.00%. With a maturity date of June 19, 2017, the transaction is secured by specific receivables and inventory destined for export.
[9]	On November 22, 2016, the Company funded $2,000,000 as part of a new three-year $6,500,000 senior secured term loan facility with a fast moving consumer goods (FMCG) manufacturer and distributor in Zambia. Priced at 11.00%, the transaction is set to mature on November 16, 2019 and is secured by the underlying equipment. The Company’s financing will serve to finance the purchase of existing plant, machinery, and equipment and will be leased to own to the borrower. The company is projected to strengthen its labor force by expanding production capacity in its existing production facilities for consumer goods such as laundry detergent, dish soap, and other household products. The impact objective for the FMCG manufacturer is Job Creation.
[10]	As of March 31, 2016, the Company, together with its sub-advisor, had agreed to further extend the principal maturity date to facilitate the strategic sale of the Fruit & Nut Distributor, which closed in June 2016. On June 30, 2016, the Company placed the Fruit & Nut Distributor on non-accrual status effective February 1, 2016 and a restructure of the loan is being documented. Small payments are scheduled to be made on a quarterly basis. The new shareholder has injected equity into the business and small principal payments derived from the operations of the company have been received.
[11]	On November 21, 2016, the Company funded $15,000,000 as part of a new three year term loan facility with an infrastructure and logistics provider in Indonesia. The loan will provide for a net interest rate to the Company of 18%, 20%, and 22% in year 1, 2, and 3 respectively. This is transaction is set to mature on November 22, 2019 and is secured by a first ranking pledge over the company’s shares, subsidiary company ownership, and specific port assets. The borrower anticipates that the Company’s financing for the completion of a hauling road, in addition to reinforcing bridge infrastructure, will reduce the severe local congestion that currently exists on public roads. Additionally, the borrower will continue to offer extensive capacity-building programs to their employees to enhance the sustainable operations of the company’s activities. The impact objectives for the Infrastructure and Logistics Provider are Capacity-Building and Job Creation.
[12]	The borrower has repaid all capital to the Company but has an outstanding fee balance that will be repaid to the Company in Q4 2016.
[13]	On November 17, 2016, the Company funded $200,000, through two separate transactions, as part of an existing $16,050,000 senior secured five-year term loan commitment to a locally-owned Nigerian marine logistics provider. Set to mature on September 16, 2020, one $100,000 transaction will accrue interest at one month Libor +10.50%, and the second $100,000 transaction will accrue interest at one month Libor +10.50% plus 4.68% in deferred fixed interest.
[14]	The interest rate is a weighted average interest rate between three separate transactions which have a variable interest rate of one month Libor +10.5%. Two of the three transactions, totaling $11.7 million, include an additional 4.68% rate in deferred fixed interest.
[15]	On November 21, 2016, the Company funded $1,964,684 as part of an existing $8,000,000 senior secured revolving receivables trade finance facility to the Metals Trader. With an interest rate of six month Libor + 7.50%, the transaction is set to mature on October 31, 2017 and is secured by a bill of exchange and sales contracts.
[16]	Between November 4, 2016 and November 23, 2016, the Company funded $1,749,945 as part of an existing $8,500,000 senior secured trade finance facility to the Scrap Metal Recycler. With an interest rate of one month Libor +10.50%, the transactions are secured by inventory and receivables and are set to mature on July 17, 2017.
[17]	During 2016, the Sesame Seed Exporter lost a major customer, which resulted in a slowdown in business, affecting its ability to repay the amount due under the participation. However, the Sesame Seed Exporter has been able to secure new customers to replace the lost order(s), which will enable the Sesame Seed Exporter to start making payments to the Company. The Company has determined that there is sufficient collateral to support the repayment of this facility. Repayments from these new contracts started in the month of October.
[18]	Between November 4, 2016 and November 30, 2016, the Company funded five separate transactions, totaling $4,292,000, as part of an existing $5,000,000 revolving trade finance facility with the Shrimp Exporter. With a fixed interest rate of 9.25%, the transactions are set to mature between June 6, 2017 and July 24, 2017 and are secured by inventory, accounts receivable, and purchase contracts.
[19]	On August 27, 2015, the Company was informed that the Sugar Producer had filed for judicial recuperation with the local court in Brazil. On March 31, 2016, the Company placed the Sugar Producer on non-accrual status effective August 27, 2015. On June 14, 2016, the Company reached an agreement with the Sugar Producer on a repayment plan. The details of this plan have been ratified by the court and include the full repayment of all principal and interest that is due. The first payment under this plan, which includes principal and interest, has been made in full.
[20]	On November 25, 2016, the Company funded $5,641,242 to the Vanilla Exporter as part of an existing $12,000,000 senior secured trade finance facility. Priced at one month Libor +10.50%, the transaction is set to mature on November 23, 2017 and is secured by inventory and receivables.

As of November 30, 2016 the Company had exited the following investments:

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]
Agricultural Products Exporter I2	Farm-Product Raw Materials	Singapore	Trade Finance	4/23/2015	$10,000,000	2/29/2016	11.85%
Agricultural Supplies Distributor I	Miscellaneous Non- Durable Goods	South Africa	Trade Finance	10/15/2014	$15,202,091	8/14/2015	13.11%
Agricultural Supplies Distributor II	Miscellaneous Non- Durable Goods	South Africa	Trade Finance	10/06/2015	$8,563,423	6/1/2016	10.76%
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	9/2/2014	$1,400,000	9/16/2015	14.27%
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	9/23/2014	$12,000,000	10/15/2015	15.29%
Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	10/9/2014	$838,118	4/1/2016	13.00%
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%
Farm Supplies Wholesaler	Miscellaneous Non- Durable Goods	South Africa	Trade Finance	5/28/2015	$2,250,000	1/19/2016	13.14%
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%
Industrial Materials Distributor	Mineral and Ores	South Africa	Trade Finance	11/20/2014	$4,030,000	12/15/2015	13.64%
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%
Meat Processor I	Meat Products	South Africa	Trade Finance	7/7/2014	$2,950,000	4/1/2016	14.08%
Meat Producer[2]	Meat Products	South Africa	Trade Finance	11/27/2015	$1,500,000	2/3/2016	14.83%
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	7/7/2014	$1,000,000	8/5/2015	12.97%
Rice Importer	Farm-Product Raw Materials	Kenya	Trade Finance	11/6/2015	$399,653	5/19/2016	11.50%
Rice Producer	Cash Grains	Tanzania	Trade Finance	1/22/2015	$3,900,000	4/1/2016	12.04%
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%
Textile Distributor	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	7/25/2014	$7,026,515	5/30/2016	15.81%
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%
Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	2/13/2015	$310,752	5/15/2015	20.19%
Investment Portfolio Total					$84,589,877

Temporary Investments[3]

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)
Agricultural Products Exporter II	Farm-Product Raw Materials	Singapore	Bridge Loan	3/21/2016	$5,000,000	9/14/2016	29.84%

Financial Services Provider I	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	9/23/2014	$3,000,000	11/17/2014	15.94%

Financial Services Provider II	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	3/22/2016	$15,000,000	9/14/2016	32.04%

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)

Financial Services Provider III	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	8/17/2016	$5,000,000	11/30/2016	10.53%

Temporary Investments Total					$28,000,000

Investment Portfolio and Temporary Investments Total					$112,589,877

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).
[2]	Impact data was not tracked for this investment. The Company does not track impact data for trade finance transactions that meet standard underwriting guidelines, but generally have the maturity of less than one year and involve borrowers with whom, at the time of funding, the Company does not expect to maintain an ongoing lending relationship or otherwise provide an open loan facility.
[3]	Temporary investments are defined as short-term investments that are not trade finance or term loan transactions that generally expire within one year, are intended to generate a higher yield than would be realized on cash and may be unsecured positions. The temporary investments that are unsecured positions may present a higher level of risk.

Certain Portfolio Characteristics1

Total Assets (est.)	$247,015,000
Current Loan Commitments	$243,600,000
Leverage	$1,635,000
Weighted Average Portfolio Loan Size	$7,284,883
Weighted Average Portfolio Duration[2]	1.39 years
Average Collateral Coverage Ratio	>2.0x
USD Denominated	100%
Senior Secured First-Lien	100%
Countries	19
Sectors	27

Top Five Investments by Percentage3

Company Description	Country	% of Total Assets
Power Producer	Ghana	7.9%
Hospitality Service Provider	Cabo Verde	6.9%
Clean Diesel Distributor	Peru	6.1%
Infrastructure and Logistics Provider	Indonesia	6.1%
Marine Logistics Provider	Nigeria	5.3%

Investment Type[4]	Developing Economies[4]	Sector Diversification[4]

[1]	All information provided in this section, with the exception of the Total Asset (est.) figure, does not include the Company’s temporary investment commitments.
[2]	Weighted average duration is the average period of time before the loans in the portfolio mature or come due weighted to properly account for the difference of investment sizes within the portfolio. Duration is calculated through the average turn of trade finance transactions and the contracted amortization of term loans.
[3]	This represents all countries/sectors where the Company currently has a loan commitment other than through a temporary investment. Due to the revolving debt nature of trade finance facilities and the timing of funding, it is possible that certain commitments currently have a zero outstanding balance and would therefore not be represented in the country/sector allocation charts, which represents invested capital.
[4]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s investments other than the Company’s temporary investments.

3.	Update to the Section Titled “Management of the Company”

1.	The following information updates the “Management of the Company—Our Advisor” section of the Prospectus:

Remove the line item for Michael Dean in the Name and Position chart and delete the section titled “Michael Dean, Head of Credit.”